Exhibit 99.2

News

— RiT TECHNOLOGIES ANNOUNCES $4 MILLION PRIVATE PLACEMENT

Tel Aviv, Israel – July 22, 2008 – RiT Technologies (NASDAQ: RITT) today announced that it has entered into a binding Memorandum of Understanding (“MOU”) with STINS COMAN Incorporated, the Company’s controlling shareholder, for a private issuance by the Company of newly issued ordinary shares of the Company.

As announced on June 13, 2008, RiT entered into a short-term loan agreement with STINS COMAN, pursuant to which STINS COMAN will extend to RiT an unsecured loan of up to $4 million at an annual interest rate of 2.47%. Pursuant to the MOU, the outstanding loan amount and the interest accrued thereon will convert, at the closing, into ordinary shares of the Company at a conversion price of $0.65 per share. The conversion price represents a premium of 25% over the closing price of the ordinary shares as reported on Nasdaq on July 18, 2008, the last trading day before the approval of the transaction by the Audit Committee and Board of Directors of RiT.

Pursuant to the MOU, the Company will make reasonable commercial efforts to register for resale the newly issued ordinary shares under the Securities Act of 1933, as amended, within six months following demand by STINS COMAN.

As of July 17, 2008, STINS COMAN held 6,150,336 Rit Shares, representing approximately 41.9% of RiT’s outstanding shares. Following consummation of the transaction, STINS COMAN is expected to hold 12,330,336 Rit Shares, representing approximately 59.1% of RiT’s outstanding shares.

The closing of the transaction is subject, among others, to the execution of a definitive agreement and the approval of the Company’s shareholders at the upcoming 2008 Annual General Meeting. There can be no assurance that the transaction will be consummated.

For further information about the transaction, see the Company’s Proxy Statement to be filed with the Securities And Exchange Commission on Form 6-K.

IMPORTANT NOTE: The securities to be offered in the private placement will not be registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. This news release does not constitute an offer to purchase, sell or exchange or a solicitation of an offer to purchase, sell or exchange any securities of the Company.

News

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; our inability to satisfy Nasdaq’s requirements for continued listing, the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4115